PURCHASE AGREEMENT

between

PENSKE AUTOMOTIVE HOLDINGS CORP.,

and

AENEAS VENTURE CORPORATION

dated as of

February 16, 2004

PURCHASE AGREEMENT

PURCHASE AGREEMENT dated as of February 16, 2004, between Aeneas Venture Corporation, a Delaware corporation (“Seller”), and Penske Automotive Holdings Corp., a Delaware Corporation (“Purchaser”).

RECITALS

WHEREAS, Seller owns 357,123 shares of voting common stock (the “Common Stock”), par value $0.0001 per share, of United Auto Group, Inc. (the “Company”).

WHEREAS, Purchaser desires to purchase from Seller, and Seller desires to sell to Purchaser, 357,123 shares of Common Stock (the “Shares”), at a purchase price equal to $29.49 per share.

NOW, THEREFORE, in consideration of the promises and of the mutual covenants and obligations hereinafter set forth, for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties agree as follows:

ARTICLE I

SALE AND PURCHASE OF SECURITIES

     1.1  The Purchase. At the Closing, Purchaser shall purchase (the “Purchase”) from Seller, and Seller shall sell, transfer and assign to Purchaser, the Shares for an aggregate purchase price of $10,531,557.27 (the “Purchase Price”).

     1.2  The Closing. The closing of the transactions contemplated by this Agreement (the “Closing”) shall take place at the offices of the Company, 2555 Telegraph Road, Bloomfield Hills, MI, on the date hereof (the “Closing Date”).

     1.3  Actions at the Closing. On the Closing Date, the following actions shall occur (the “Closing Actions”):

          (a)  Seller shall transfer to Purchaser stock certificates representing the Shares, free and clear of Encumbrances and deliver duly executed stock powers; and

          (b)  Purchaser shall pay by wire transfer to Seller the Purchase Price in cash.

ARTICLE II

SELLER REPRESENTATIONS & WARRANTIES

     Seller represents and warrants to the Purchaser as follows as of the Closing Date:

     2.1  Organization; Power and Authority. Seller is a corporation duly organized and validly existing under the laws of the State of Delaware. Seller has all requisite power and authority to enter into and carry out the transactions contemplated by this Agreement.

     2.2  Authorization of the Documents. The execution, delivery and performance of this Agreement has been duly authorized by all requisite action on the part of Seller, and this Agreement constitutes a legal, valid and binding obligation of Seller, enforceable against Seller, in accordance with its terms.

     2.3  No Conflict. The execution, delivery and performance by Seller of this Agreement and the consummation by Seller of the transactions contemplated hereby and the sale, transfer, assignment and delivery by Seller of the Shares will not (a) violate any provision of law, statute, rule or regulation, or any ruling, writ, injunction, order, judgment or decree of any court, administrative agency or other governmental body applicable to Seller, the Shares or any of Seller’s other respective properties or assets, (b) conflict with or result in any breach of any of the terms, conditions or provisions of, or constitute (with due notice or lapse of time, or both) a default (or give rise to any right of termination, cancellation or acceleration) under any agreement of Seller, or result in the creation of any Encumbrance, upon any of the properties or assets of Seller, or (c) violate any provisions of Seller’s organizational documents, to the extent, with respect to any of the foregoing, that the same would adversely affect the ability of Seller to carry out its obligations under this Agreement.

     2.4  Consents. Except as would not prevent Seller from consummating the transactions contemplated hereby, no permit, authorization, consent or approval of or by, or any notification of or filing with any person (governmental or private) is required in connection with the execution, delivery and performance by Seller of this Agreement or any documentation relating thereto, the consummation by Seller of the transactions contemplated hereby, or the sale, assignment, transfer or delivery of the Shares.

     2.5  Ownership. The Seller is the lawful owner of the Shares, and has good title to the Shares, free and clear of any and all mortgages, rights of first refusal or first offer, security interests liens, mortgages, pledges, charges and similar restrictions (collectively, “Encumbrances”) (but other than transfer restriction legends on the Share certificates and any such Encumbrances contained in the Second Amended and Restated Stockholders’ Agreement dated as of February 22, 2002, by and among Purchaser, Seller and the other parties thereto (the “Stockholders’ Agreement”), and upon completion of the transaction contemplated by this Agreement, Seller will transfer to Purchaser good and valid title to the Shares free and clear of any Encumbrances (other than transfer restriction legends on the Share certificates and any Encumbrances applicable to the Purchaser contained in the Stockholders’ Agreement).

     2.6  Public Filings. As of the Closing Date, Seller has reviewed all filings that the Company has actually made prior to the Closing Date pursuant to the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and which are available for review prior to the Closing Date.

     2.7  Due Diligence. Seller has such knowledge and experience in financial and business matters that Seller is capable of evaluating the merits and risks of completing the transactions contemplated by this Agreement. Seller has acquired sufficient information about the Company to reach an informed and knowledgeable decision to enter into and complete the transactions contemplated by this Agreement. In evaluating the merits and risk of the transactions contemplated by this Agreement, Seller has relied on the advice of its investment advisors and/or its legal counsel.

     2.8  Brokers. No agent, broker, investment banker or other person or entity acting on behalf of Seller or under the authority of Seller is or will be entitled to any fee or commission directly or indirectly from any party hereto in connection with any of the transactions contemplated hereby.

ARTICLE III

ACKNOWLEDGEMENTS AND AGREEMENTS

     3.1  Seller acknowledges and agrees that it is aware that the Purchaser, the Purchaser’s affiliates or any of their respective directors, officers, employees, agents, brokers, trustees or advisors (collectively, “Purchaser Related Persons” and each a “Purchaser Related Person”) have or may have material non-public information (which may be either favorable or adverse) concerning the Company, the Common Stock or the Shares that has not been disclosed by the Purchaser to Seller. Seller acknowledges that neither the Purchaser nor any Purchaser Related Person has any obligation to disclose to Seller any such material or potentially material information. Seller acknowledges that it has made its own analysis and decision to sell, transfer and assign the Shares.

     3.2  Seller acknowledges that it has received certain limited information from Purchaser and it has not requested that the Purchaser or any Purchaser Related Person disclose to Seller any other information relating to the Company, the Common Stock or the Shares. Seller also acknowledges that it is not relying upon any disclosure (or non-disclosure) made (or not made) by the Purchaser or any other Purchaser Related Person in connection with its sale, transfer and assignment of the Shares.

     3.3  Seller agrees that it has and will have no claims (under any federal or state securities law or otherwise, to the extent permitted under applicable law) against the Purchaser or any other Purchaser Related Person in connection with or arising out of any failure of the Purchaser or any other Purchaser Related Person to disclose any material non-public information in connection with this transaction. Seller further covenants and agrees not to assert any such claim.

     3.4  In the event that any Purchaser intends to makes any public announcement or public filing pursuant to the Exchange Act or otherwise in connection with, or as a result of, the transactions contemplated by this Agreement, Purchaser, shall provide Seller with a reasonable opportunity to review and comment on such announcement or filing and shall consider any such comments in good faith prior to publication or filing.

     3.5  Purchaser does from and after the Closing hereby release forever and discharge Seller, each of Seller’s affiliates, and each of their respective directors, officers, employees, agents, brokers, trustees or advisors (collectively, the “Seller Releasees”), of and from any and all claims, demands, causes of action, damages or liabilities of any kind or nature whatsoever (“Claims”) that relate to or arise out of any dealings, relationships or transactions by and between Purchaser, on the one hand, and any Seller Releasee, on the other hand, insofar as such relates to the Company, the Common Stock, the Shares or the Stockholders Agreement, in law or equity, which against any Seller Releasee Purchaser, has ever had, now has or which it hereafter can, shall or may have, whether or not now known, from the beginning of the world to the Closing Date. Notwithstanding the foregoing, the Purchaser does not release or discharge any Seller Releasee for any Claims arising out of, in connection with, or relating to, any covenant, representation or warranty or other obligation by Seller made or performed prior to the Closing or by Seller to be performed after the Closing, in each case, pursuant to this Agreement.

     3.6  Seller does from and after the Closing hereby release forever and discharge the Purchaser and each of its respective affiliates, directors, officers, employees, agents, brokers, trustees or advisors (collectively, the “Purchaser Affiliated Releasees”), of and from any and all Claims that relate to or arise out of any dealings, relationships or transactions by and between Seller, on the one hand, and any Purchaser Affiliated Releasee, on the other hand, insofar as such relates to the Company, the Common Stock, the Shares or the Stockholders Agreement, in law or equity, which against any Purchaser, Seller has ever had, now has or which it hereafter can, shall or may have, whether or not now known, from the beginning of the world to the Closing Date. Notwithstanding the foregoing, Seller does not release or discharge the Purchaser for any Claims arising out of, in connection with, or relating to, any covenant, representation or warranty or other obligation by Purchaser made or performed prior to the Closing or by Purchaser to be performed after the Closing, in each case, pursuant to this Agreement.

ARTICLE IV

PURCHASER REPRESENTATIONS & WARRANTIES

     Purchaser represents and warrants to Seller as of the date hereof as follows:

     4.1  Organization. Purchaser is duly organized and validly existing under the laws of the state of its organization and has all power and authority to enter into and perform this Agreement. This Agreement has been duly authorized by all necessary action on the part of Purchaser. This Agreement constitutes a valid and binding agreement of Purchaser enforceable against Purchaser in accordance with its terms.

     4.2  No Conflict. The execution, delivery and performance by Purchaser of this Agreement and the consummation by Purchaser of the transactions contemplated hereby will not (a) violate any provision of law, statute, rule or regulation, or any ruling, writ, injunction, order, judgment or decree of any court, administrative agency or other governmental body applicable to Purchaser, or any of its properties or assets, (b) conflict with or result in any breach of any of the terms, conditions, or provisions of, or constitute (with due notice, lapse of time or both) a default (or give rise to any right of termination, cancellation or acceleration) under any agreement of Purchaser or (c) violate the Certificate of Incorporation or the bylaws (or equivalent governing documents) of Purchaser.

     4.3  Consents. Except as would not prevent Purchaser from consummating the transactions contemplated hereby, no permit, authorization, consent or approval of or by, or any notification of or filing with any person (governmental or private) is required in connection with the execution, delivery and performance by Purchaser of this Agreement or any documentation relating thereto, or the consummation by Purchaser of the transactions contemplated hereby.

     4.4  Brokers. No agent, broker, investment banker or other person or entity acting on behalf of Purchaser or under the authority of Purchaser is or will be entitled to any fee or commission directly or indirectly from any party hereto in connection with any of the transactions contemplated hereby.

     4.5  Status of Purchaser. Purchaser is an accredited investor within the meaning of the rules of the Securities Act of 1933, as amended (the “Securities Act”), with full access to information respecting the business and affairs of the Company. Further, Purchaser understands and acknowledges the restrictions imposed by the Securities Act respecting resales of the Shares and represents that it is acquiring the Shares, as applicable, as principal and not on behalf of or as agent for others or with a view towards redistribution thereof in violation of the Securities Act.

ARTICLE V

DISLOSURE OF CERTAIN TAX INFORMATION

     5.1  Disclosure of Certain Tax Information. Notwithstanding any other agreement to the contrary, Purchaser and Seller hereby agree that Seller (and each employee, representative, or other agent of Seller) may disclose to any and all persons, without limitation of any kind, the tax treatment and tax structure of the transactions contemplated by this Agreement and all materials of any kind (including opinions or other tax analyses) that are provided to Seller relating to such tax treatment and tax structure.

ARTICLE VI

MISCELLANEOUS

     6.1  Survival of Representations. The representations, warranties and acknowledgements made in this Agreement shall survive for a period ending six months after the Closing Date provided that the representation and warranty of Seller set forth in Section 2.5 shall survive without limitation.

     6.2  Notices. Except as otherwise provided in this Agreement, all notices, requests, consents and other communications hereunder to any party shall be deemed to be sufficient if contained in a written instrument delivered in person or by telecopy (with confirmation promptly sent by regular mail), nationally recognized overnight courier or first class registered or certified mail, return receipt requested, postage prepaid, addressed to such party at the address set forth below or such other address as may hereafter be designated in writing by such party to the other parties:

(i)	if to Seller, to:

Charlesbank Capital Partners, LLC
600 Atlantic Avenue
26th Floor
Boston, MA 02210
Attn: Tami Nason

(ii)	if to Penske Holdings, to:

Penske Automotive Holdings Corp.
2555 Telegraph Road
Bloomfield Hills, MI 48302
Attention: General Counsel

All such notices, requests, consents and other communications shall be deemed to have been given when received.

     6.3  Amendments and Waivers. This Agreement may be amended, modified, supplemented or waived only upon the written agreement of the party against whom enforcement of such amendment, modification, supplement or waiver is sought.

     6.4  Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of and be enforceable by the parties hereto and their respective successors and assigns, whether so expressed or not.

     6.5  Entire Agreement. This Agreement embodies the entire agreement and understanding between the parties hereto and supersedes all prior agreements and understandings relating to the subject matter hereof.

     6.6  Governing Law. This Agreement shall be construed and enforced in accordance with and governed by the laws of the State of New York without giving effect (to the fullest extent permitted by law) to the conflicts of law principles thereof which might result in the application of the laws of any other jurisdiction.

     6.7  Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be an original, but all of which together shall constitute one instrument. All signatures need not appear on any one counterpart.

     6.8  Severability. Any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction.

     6.9  Further Assurances. Each party hereto shall do and perform or cause to be done and performed all such further acts and things and shall execute and deliver all such other agreements, certificates, instruments, and documents as any other party hereto reasonably may request in order to carry out the intent and accomplish the purposes of this Agreement and the consummation of the transactions contemplated hereby.

     6.10  Expenses. Each party to this Agreement shall bear its own cost and expenses, including fees of consultant(s), accountant(s), counsel, and other persons acting on behalf of or for such party.

     6.11  Specific Performance. The parties hereto acknowledge that there would be no adequate remedy at law if any party fails to perform any of its obligations hereunder, and accordingly agree that each party, in addition to any other remedy to which it might be entitled at law or in equity, shall be entitled to injunctive relief, including specific performance, to enforce such obligations without the posting of any bond, and, if any, should be brought in equity to enforce any of the provisions of this Agreement, none of the parties hereto shall raise the defense that there is an adequate remedy at law.

     6.12  Transfer Taxes. All transfer taxes, if any, required to be paid by Seller in connection with the transfer of the Shares shall be paid by Seller.

     6.13  Termination. In the event that the Closing has not occurred by 5:00 PM (NYT) on February 17, 2004, this Agreement shall automatically terminate and be of no further force and effect unless extended by mutual agreement of the parties.

     IN WITNESS WHEREOF, the parties hereto have duly executed this Agreement as of the date first above written.

AENEAS VENTURE CORPORATION

By:	Charlesbank Capital Partners, LLC
Its:	Investment Advisor

By:	/s/ Tami Nason Name: Tami Nason Title: Vice President

PENSKE AUTOMOTIVE HOLDINGS CORP.

By:	/s/ Roger S. Penske Name: Roger S. Penske Title: Chairman